July 25, 2019

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Gilmore

Melissa Raminpour

Re:	Despegar.com, Corp. (File No. 001-38209)

Form 20-F for the fiscal year ended December 31, 2018

Dear Ms. Gilmore and Ms. Raminpour:

This letter is submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 26, 2019 relating to the Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) filed with the Securities and Exchange Commission by Despegar.com, Corp. (the “Company”).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 20-F for the Year Ended December 31, 2018

Item 4. Information on the Company

B. Business Overview

Payment Options, page 40

1. We note that you offer your customers financing installment plans and that more than 55% of your transactions in both 2018 and 2017 were completed using an installment plan. Tell us your consideration of a significant financing component in these installment arrangements. Please refer to ASC 606-10-32-16. In your response, tell us if the installment payments are typically complete before, during, or after the travel occurs.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company wishes to clarify with the Staff that the Company itself does not provide any type of financing or installment agreement to travelers. The Company advises the Staff that the Company has agreed with certain local and regional banks to allow the Company to offer travelers the possibility of purchasing travel-related products under installment plans established, offered and administered by the credit card holders’ issuing banks.

Regardless of any financing or installment agreement offered by the banks, in all markets except Brazil (as further discussed below), the Company generally receives payment of its commissions and service fees within less than one month after the traveler completes the booking in the Company’s website.

The Company advises the Staff that when the Company offers travelers the possibility of a financing arrangement by a bank in Brazil, the Company generally receives payment from the financing bank only after each scheduled payment is due from the traveler.

The Company respectfully advises the Staff that the Company has evaluated the guidance in ASC 606-10-32-15 and subsequent paragraphs and has determined that the consideration the Company receives for its booking services does not contain any significant financing component due to the following:

For all markets except Brazil:

•

The Company receives its consideration (commissions from travel suppliers and service fees from travelers) in full amount from the local banks within less than one month after booking regardless of the fact that the traveler arranges an installment scheme payment with his or her issuing bank.

•

Regardless of any financing agreement between the traveler and his or her issuing bank, the Company’s consideration amount is not affected – that is the Company receives an amount that reflects a cash-selling price in accordance with ASC 606-10-32-16 and ASC 606-10-32-17.

•	The Company typically receives payment before travel occurs.

•	The banks provide the financing arrangement to the travelers and not the Company, thus the issuing banks assume the risk of any potential payment default or delinquency by travelers.

For transactions in Brazil:

•

The Company receives payment as the scheduled payments by the traveler are due regardless of the fact that the traveler actually makes the scheduled payments to his or her issuing banks. The Company typically receives payment before or during the travel occurs.

•

The Company expects at the time of booking that the period between when the traveler completes the booking and the Company receives the scheduled payments from the banks is one year or less (average of 8 months), thus the Company has made use of the practical expedient in ASC 606-10-32-18 whereby the Company does not adjust the amount of consideration for the effects of a significant financing component when “an entity expects, at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.”

The Company advises the Staff that the Company will revise in future filings its disclosures in Note 3 “Summary of significant accounting policies” – “Revenue Recognition” and related sections in its future 20-F to describe in more detail the financing arrangements and the practical expedient used. The proposed revised disclosure is as follows:

Revenue recognition

The Company generates revenue as a result of the booking of travel products and services on its websites and mobile apps. The Company provides customers the ability to book travel products and services on both a stand-alone basis or as a vacation package, primarily through its merchant and agency business models.

The Company primary sources of revenue are:

•	Commissions earned from intermediating services, including facilitating reservations of flight tickets, hotel accommodations, car rentals and other travel-related products and services;

•	Service fees charged to customers for processing air tickets, hotel accommodations, car rentals and other travel-related products and services;

•	Override commissions or incentives from suppliers and GDS providers if the Company meets certain performance conditions; and

•	Advertising revenues from the sale of advertising placements on the Company’s websites.

The Company recognizes revenue upon the transfer of control of the promised services in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Under both the Company’s pre-pay and pay-at-destination models, discussed below, the Company determined that it satisfies its performance obligations at the time the customer completes the booking in the Company’s platform primarily due to the fact that (i) the Company does not provide significant post-booking services to customers; (ii) the Company bills the customer at the time of booking and has a present legal right to payment and (iii) the customer has a legal title to the promised services and is in possession of the right to receive such services from the service suppliers . Concurrently, the Company will recognize a provision for cancellations and customers failing to arrive for their reservations for all refundable pre-paid sales and all pay-at-destination reserves recognized under these criteria.

For our primary transaction-based revenue sources, discussed below, the Company has determined net presentation (that is, the amount billed to the traveler less the amount paid to a supplier) is appropriate for the majority of the Company’s revenue transactions as the supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the supplier to the traveler. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel related services or collected from customers (which are therefore excluded from revenue).

The Company has agreed with certain local and regional banks to allow the Company to offer customers the possibility of purchasing travel-related products under installment plans established, offered and administered by the credit card holders’ issuing banks. The Company does not provide any type of financing by itself. Regardless of any financing or installment agreement offered by the banks, in all markets except Brazil, the Company generally receives full payment of its commissions and service fees within less than one month after the customer completes the booking in the Company’s platforms, in an amount that reflects its cash-selling price. The banks assume full risk of default and delinquency by customers. The Company typically receives payment before travel occurs.

For transactions in Brazil, the Company generally receives payment from the financing bank only after each scheduled payment is due from the traveler regardless of the fact that the customer actually makes the scheduled payments. The Company generally receives payment before or during when the travel occurs. The Company expects at the time of booking that the period between when the customer completes the booking and the Company receives the scheduled payments from the banks is one year or less (on average the Company receives payment during 8 months), thus the Company has made use of the practical expedient in ASC 606-10-32-18 whereby the Company does not adjust the amount of consideration for the effects of a significant financing component.

The Company offers travel products and services through the following business models: the Prepay/Merchant Model, which represents approximately 80% of the Company’s total revenue, Other Revenue including GDS incentives, advertising which represents approximately 15% of the Company’s total revenue and the Pay-at-destination/Agency Model, which represents approximately 5% of the Company’s total revenue.

Prepay/Merchant Business Model

Through this model, the Company’s performance obligation is to facilitate the booking of air travel, accommodation, car rentals, cruises, destination services and vacation packages. The Company generates revenue based on the difference between the total amount that the customer pays for the travel product and the net rate owed to the supplier and estimated taxes. The Company also earns revenue by charging customers a service fee for booking their travel reservations. Customers generally pay at the time of booking and the Company generally pays to the supplier later, which is normally at the time the customer uses the travel reservation.

The Company recognizes revenue on a net basis, and for some bookings where the Company pre-purchases flight seats, on a gross basis. For refundable reservations, the Company records a provision for cancellations based on historical experience. For travel products that are cancelled by the customer after a specified period of time, the Company may charge a cancellation fee or penalty similar to the amount that the supplier charges for the cancellation.

Packages and sales transactions performed by customers through affiliated agencies are recognized following the revenue recognition policy described above.

Pursuant to the terms of the Company’s merchant supplier agreements with hotels, the Company’s travel service suppliers are permitted to bill it for the underlying cost of the service during a specified period of time. In the event that the Company is not billed by the travel supplier within a 12-monthperiod from the check-out date, the Company recognizes incremental revenue from the unbilled amounts.

Pay-at-Destination/Agency Business Model

Through this model, the Company’s performance obligation is also to facilitate the booking of hotels, car rentals and other travel-related products and services to be paid at destination. The Company earns a commission paid directly by suppliers. The Company generally collects these commissions after the customer uses the travel reservation. In certain circumstances, the Company may also earn revenue by charging customers with a service fee for booking their travel reservation.

The Company recognizes revenue on a net basis when the customer completes the reservation process in the Company’s platform, which is when the Company’s performance obligation is satisfied. In addition, the Company records a provision for cancellations based on historical experience.

Incentives

The Company may receive override commissions from air, hotel and other travel service suppliers when it meets certain performance conditions. These variable considerations are recognized on a monthly accrued basis in accordance with the achievement of thresholds determined by each supplier.

Additionally, the Company uses GDS services provided by recognized suppliers. Under GDS service agreements, the Company earns revenue in the form of an incentive payment for sales that are processed through a GDS if certain contractual volume thresholds are met. Revenue is recognized for these incentive payments on a monthly accrued basis in accordance with ratable volume thresholds.

Advertising

The Company records advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 61

2. We note several factors including offsetting items for changes in certain of your statement of operations line items including a material change in cost of revenue. Where changes in your results of operations are attributable to more than one factor, please revise to discuss and quantify how each factor impacted your results of operations for the periods presented. Refer to Item 5.A of Form 20-F and Section III.D of SEC Release No. 33-6835.

RESPONSE TO COMMENT 2:

The Company respectfully advises the Staff that where changes in the Company’s results of operations are attributable to more than one factor, the Company will include additional disclosures and provide the impact of each item individually to discuss and quantify how each factor impacted the Company’s results of operations for the periods presented in future filings of Form 20-F.

In response to the Staff’s comment, the Company includes below an example of the type of revisions the Company will include in future filings to expand the discussion and quantification of the impact of material changes of offsetting items in the cost of revenue line item, based on the 2018 and 2017 results of operations:

Cost of revenue:

Cost of revenue increased from $142.5 million in 2017 to $172.1 in 2018, an increase of 21%. This increase was primarily due to:

•

$ 12.7 million or 49% increase in the commissions to banks to offer travelers the possibility of purchasing travel-related products under installment plans related to the increase in (i) the number of transactions and (ii) an average increase in commissions percentage of 1% from the third party banks which provide the installment plans;

•	$ 9.0 million or 21% increase in credit card processing fees due to the higher volume of transaction in 2018 versus 2017 where we act as merchant;

•

$ 4.7 million or 11% increase in salaries and employees benefits due to higher salaries and benefits and the incorporation of new employees and an increase in the call center expenses due to the launch of new sales channels due to the hiring of outsourced call centers in several countries where we operate. .

The increase was partially offset by:

•	$ 1.5 million or 9% decrease in the fraud expense due to our implementation of more effective anti-fraud protocol at the beginning of 2016;

•	$ 1.8 million or 23% decrease in taxes due to the benefit granted by Argentinian government under the Software Promotion Law during 2018, as mentioned in Item 4.B – Regulation related to taxation.

Notes to the Consolidated Financial Statements

3. Summary of significant accounting policies

Revenue Recognition, page F-10

3. We note your revenue recognition policy that you recognize revenue upon the transfer of control of your promised services, which generally occurs at the completion of the transaction on your website at the time of booking. Please explain to us and disclose how you determined that your performance obligation is satisfied at the time of booking rather than when the traveler uses the travel related service pursuant to ASC 606-10-50-19. Please include a discussion explaining to us whether you provide any significant post booking services to the traveler under your prepay/merchant and pay-at-destination agency models.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company advises the Staff that the Company conducts its business under two main models: (i) the pre-pay/merchant model and (ii) the pay-at-destination/agency model. The Company derives “pre-pay/merchant” revenues from travel-related transactions where the Company receives payments from travelers for the services provided at the time of booking. The Company derives “pay-at-destination/agency” revenues from travel-related transactions where the Company generally does not receive payments from travelers for the services provided; rather, the Company receives commissions from travel service suppliers, as further discussed below.

The Company respectfully advises the Staff that the Company has evaluated the guidance in ASC 606-10-25-14 and determined its performance obligations under the abovementioned two main models.

Under the pre-pay/merchant model, the Company has determined that the nature of its performance obligation is to facilitate travelers booking of air travel, accommodation, car rentals, cruises, destination services and vacation packages from various travel suppliers. Accordingly, the Company generates revenue based on the difference between the total amount that the traveler pays for the travel product and the net rate the Company owes to the travel supplier plus estimated taxes. The Company also earns revenue by charging travelers a service fee for booking their travel reservations.

The Company has evaluated the guidance in ASC 606-10-25-23 and subsequent paragraphs and has determined that under the pre-pay/merchant model, its performance obligation is satisfied at the time the traveler completes the booking in the Company’s website due to the following:

•	The Company does not provide significant post-booking services to travelers.

•	The Company bills the traveler at the time of booking and has a present legal right to payment.

•	Travelers pay the Company at the time of booking.

•	The traveler has legal title to the services and is in possession of the right to receive the services from the travel suppliers.

•	Travelers accept the terms and conditions of the booking service provided by the Company.

•	The Company pays the supplier later, which is normally at the time the traveler uses the travel reservation.

The Company advises the Staff that based on the analysis above, the Company recognizes revenue when the traveler completes the transaction on its website, less a reserve for chargebacks and cancellations based on historical experience. The Company advises the Staff that the pre-pay/merchant model represented approximately 80% of its total revenue for the year ended December 31, 2018.

Under the pay-at-destination/agency model, the Company has determined that the nature of its performance obligation is also to facilitate travelers booking of travel-related products from various travel suppliers. Under this model, the Company generates revenue from commissions directly paid by the service suppliers.

The Company has evaluated the guidance in ASC 606-10-25-23 and subsequent paragraphs and has determined that under the pay-at-destination/agency model, its performance obligation is satisfied at the time the traveler completes the booking in the Company’s website due to the following:

•	The Company does not provide significant post-booking services to travelers.

•	The travel supplier pays the Company later, which is normally at the time the traveler uses the travel reservation.

The Company advises the Staff that based on the analysis above, the Company recognizes revenue when the traveler completes the transaction in its website, less a reserve for chargebacks and cancellations based on historical experience. The Company advises the Staff that the pay-at-destination/agency model represented approximately less than 5% of its total revenue for the year ended December 31, 2018.

The Company advises the Staff that the Company will revise in future filings its disclosures in Note 3 “Summary of significant accounting policies” – “Revenue Recognition” and related sections in its future 20-F to describe more fully the nature of its performance obligations and the judgments made to determine the performance obligation is satisfied at a point in time. The proposed revised disclosure is as follows:

Revenue recognition

The Company generates revenue as a result of the booking of travel products and services on its websites and mobile apps. The Company provides customers the ability to book travel products and services on both a stand-alone basis or as a vacation package, primarily through its merchant and agency business models.

The Company primary sources of revenue are:

•	Commissions earned from intermediating services, including facilitating reservations of flight tickets, hotel accommodations, car rentals and other travel-related products and services;

•	Service fees charged to customers for processing air tickets, hotel accommodations, car rentals and other travel-related products and services;

•	Override commissions or incentives from suppliers and GDS providers if the Company meets certain performance conditions; and

•	Advertising revenues from the sale of advertising placements on the Company’s websites.

The Company recognizes revenue upon the transfer of control of the promised services in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Under both the Company’s pre-pay and pay-at-destination models, discussed below, the Company determined that it satisfies its performance obligations at the time the customer completes the booking in the Company’s platform primarily due to the fact that (i) the Company does not provide significant post-booking services to customers; (ii) the Company bills the customer at the time of booking and has a present legal right to payment and (iii) the customer has a legal title to the promised services and is in possession of the right to receive such services from the service suppliers. Concurrently, the Company will recognize a provision for cancellations and customers failing to arrive for their reservations for all refundable pre-paid sales and all pay-at-destination reserves recognized under these criteria.

For our primary transaction-based revenue sources, discussed below, the Company has determined net presentation (that is, the amount billed to the traveler less the amount paid to a supplier) is appropriate for the majority of the Company’s revenue transactions as the supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the supplier to the traveler. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel related services or collected from customers (which are therefore excluded from revenue).

The Company has agreed with certain local and regional banks to allow the Company to offer customers the possibility of purchasing travel-related products under installment plans established, offered and administered by the credit card holders’ issuing banks. The Company does not provide any type of financing by itself. Regardless of any financing or installment agreement offered by the banks, in all markets except Brazil, the Company generally receives full payment of its commissions and service fees within less than one month after the customer completes the booking in the Company’s platforms, in an amount that reflects its cash-selling price. The banks assume full risk of default and delinquency by customers. The Company typically receives payment before travel occurs.

For transactions in Brazil, the Company generally receives payment from the financing bank only after each scheduled payment is due from the traveler regardless of the fact that the customer actually makes the scheduled payments. The Company generally receives payment before or during when the travel occurs. The Company expects at the time of booking that the period between when the customer completes the booking and the Company receives the scheduled payments from the banks is one year or less (on average the Company receives payment during 8 months), thus the Company has made use of the practical expedient in ASC 606-10-32-18 whereby the Company does not adjust the amount of consideration for the effects of a significant financing component.

The Company offers travel products and services through the following business models: the Prepay/Merchant Model, which represents approximately 80% of the Company’s total revenue, Other Revenue including GDS incentives, advertising which represents approximately 15% of the Company’s total revenue and the Pay-at-destination/Agency Model, which represents approximately 5% of the Company’s total revenue.

Prepay/Merchant Business Model

Through this model, the Company’s performance obligation is to facilitate the booking of air travel, accommodation, car rentals, cruises, destination services and vacation packages. The Company generates revenue based on the difference between the total amount that the customer pays for the travel product and the net rate owed to the supplier and estimated taxes. The Company also earns revenue by charging customers a service fee for booking their travel reservations. Customers generally pay at the time of booking and the Company generally pays to the supplier later, which is normally at the time the customer uses the travel reservation.

The Company recognizes revenue on a net basis, and for some bookings where the Company pre-purchases flight seats, on a gross basis. For refundable reservations, the Company records a provision for cancellations based on historical experience. For travel products that are cancelled by the customer after a specified period of time, the Company may charge a cancellation fee or penalty similar to the amount that the supplier charges for the cancellation.

Packages and sales transactions performed by customers through affiliated agencies are recognized following the revenue recognition policy described above.

Pursuant to the terms of the Company’s merchant supplier agreements with hotels, the Company’s travel service suppliers are permitted to bill it for the underlying cost of the service during a specified period of time. In the event that the Company is not billed by the travel supplier within a 12-monthperiod from the check-out date, the Company recognizes incremental revenue from the unbilled amounts.

Pay-at-Destination/Agency Business Model

Through this model, the Company’s performance obligation is also to facilitate the booking of hotels, car rentals and other travel-related products and services to be paid at destination. The Company earns a commission paid directly by suppliers. The Company generally collects these commissions after the customer uses the travel reservation. In certain circumstances, the Company may also earn revenue by charging customers with a service fee for booking their travel reservation.

The Company recognizes revenue on a net basis when the customer completes the reservation process in the Company’s platform, which is when the Company’s performance obligation is satisfied. In addition, the Company records a provision for cancellations based on historical experience.

Incentives

The Company may receive override commissions from air, hotel and other travel service suppliers when it meets certain performance conditions. These variable considerations are recognized on a monthly accrued basis in accordance with the achievement of thresholds determined by each supplier.

Additionally, the Company uses GDS services provided by recognized suppliers. Under GDS service agreements, the Company earns revenue in the form of an incentive payment for sales that are processed through a GDS if certain contractual volume thresholds are met. Revenue is recognized for these incentive payments on a monthly accrued basis in accordance with ratable volume thresholds.

Advertising

The Company records advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

[Remainder of page intentionally left blank.]

*                *                 *                *                *

If you have any questions regarding the foregoing, please do not hesitate to contact Noelia Loza at nloza@despegar.com.

Sincerely,

/s/ Albert Lopez Gaffney

Albert Lopez Gaffney

Chief Financial Officer

cc:	Mr. Juan Alvarado, Despegar.com, Corp.

Ms. Maria Bettina Zubin, Despegar.com, Corp.

Ms. Noelia Loza, Despegar.com, Corp.

Jeffrey Vetter, Esq., Gunderson Dettmer, LLP

Albert Vanderlaan, Esq., Gunderson Dettmer, LLP